Exhibit 21.1

MENDOCINO BREWING COMPANY AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

The following table lists our subsidiaries and the respective jurisdictions of their organization or incorporation as of December 31, 2012. All subsidiaries are included in our consolidated financial statements.

1.	Releta Brewing Company, LLC, a Delaware Limited Liability Company

2.	United Breweries International (U.K.) Limited

3.	Kingfisher Beer Europe Limited